Exhibit 10.14

October 14, 2021

Robert Ragusa

DELIVERED VIA DOCUSIGN

Dear Bob:

I am excited to offer you the opportunity to join GRAIL!

GRAIL’s mission is to save lives by detecting cancer early, when it can be cured. We have the opportunity to change the understanding of biology, rewrite the practice of healthcare and, most importantly, to save millions of lives.

We are currently building the best Team in the world because we are working on this most important and exciting challenge. On behalf of the Team, I am thrilled to have you join to innovate, collaborate, and enable us to deliver on our promise.

We are pleased to extend to you (the Employee) this offer of employment with GRAIL, LLC (the Company) based on the terms and conditions set forth below.

This offer is for the position of Chief Executive Officer based in Menlo Park, CA. You will be responsible for such duties and responsibilities customary to this position. You shall act independently and in the best interest of GRAIL’s business with a view to ensuring its continued economic viability, marketability and competitiveness. Your employment will commence on October 14, 2021.

As a condition of employment, you will need to be fully vaccinated against the COVID-19 virus, including getting any other booster vaccine recommended by the U.S. Center and Disease Control. To the extent you are not currently vaccinated, we allow 40 days from the time this offer letter is signed for you to get both doses of vaccinations. You will be required to provide evidence of vaccination status.

1525 O’Brien Drive Menlo Park CA 94025 / www.GRAIL.com

Ragusa, Robert

For full-time regular employment, your annual base salary will be $725,000USD, less applicable withholdings.

Your salary will be payable every other week, one week in arrears and subject to standard payroll deductions and withholdings. Your first paycheck will be prorated based on your employment start date.

You will be entitled to receive the Company’s standard benefits, in accordance with GRAIL’s policies and subject to the terms and conditions of the governing plan documents. Please note that the Company may modify your title, job duties, compensation and benefits from time to time as it deems necessary.

You will be eligible to participate in GRAIL’s Variable Compensation Plan (“VCP”). If your hire date is on or before September 30, you will be eligible to participate in the current year VCP on a prorated basis. If your hire date is on or after October 1, you will not be eligible to participate in the current year’s VCP, but will be eligible to fully participate in the following year’s VCP. Your VCP target is 100% of your base salary. You must continue to be employed by GRAIL on the date of payment in order to earn a VCP payment. Details of the plan will be provided to you in the near future.

Subject to approval by an award administrator, the Company will grant you a cash-based equity appreciation award with an initial fair market value of $15,800,000 USD. Subject to your continuing service with the Company, your award will generally vest over an approximately four (4) year period, with 25% vesting shortly after each one year anniversary of the grant date. The fluctuation in value of your award will be tied to any changes in GRAIL’s valuation, measured quarterly and adjusted proportionately. As a result, the value of your award may fluctuate over time depending on GRAIL’s performance, and will increase or decrease in value if GRAIL’s value increases or decreases. Upon vesting, your award will generally be settled in cash.

As an added incentive, you will be eligible for a signing bonus in the total amount of $4,000,000. The Company will pay $3,000,000 of such amount to you within 30-45 days of your employment and the remaining $1,000,000 within 30-45 days after your one year anniversary. The payment will be processed through our payroll department, with all appropriate taxes withheld. If you voluntarily terminate your employment or are terminated for Cause (as defined below) prior to the date which marks your first twelve (12) months of employment, you owe to Company and agree to repay to Company 50% of the net amount on your last day of employment.

Ragusa, Robert

If, at any time, the Company or any of its affiliates terminates your employment with the Company or its affiliates, respectively, without Cause (excluding as a result of death or disability) or you resign your employment for Good Reason (as defined below), then you will be eligible to receive the following severance benefits from the Company contingent upon you providing the Company with a fully executed and irrevocable Separation and Release Agreement, in a form to be provided by Company to you upon your termination):

1)	a lump-sum severance payment equal to twelve (12) months of base salary plus twelve (12) months of your target bonus under the VCP; and

2)

reimbursement for up to twelve (12) months (the “Covered Period”) of the cost of your health benefits (provided that you elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), within the time period prescribed pursuant to COBRA for you and your eligible dependents) until the earliest of (A) the last day of the Covered Period, (B) the date upon which you and/or your eligible dependents becomes covered under similar plans or (C) the date upon which you cease to be eligible for coverage under COBRA (such reimbursements, the “COBRA Premiums”). However, if the Company determines in its sole discretion that it cannot pay the COBRA Premiums without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination of employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether you elect COBRA continuation coverage and will commence on the month following your termination of employment and will end on the earlier of (x) the date upon which you obtain other employment, (y) the date the Company has paid an amount equal to the payments for the entire Covered Period, or (z) March 15th of the calendar year following your termination. For the avoidance of doubt, the taxable payments in lieu of COBRA Premiums may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings. This entire subparagraph 2 is referred to as the “COBRA Benefit Arrangement”).

3)

an additional twelve (12) months of time vesting service for all of your outstanding Company or any of its affiliates equity appreciation and/or equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria with vesting of any performance-based awards as if all applicable performance criteria were achieved at target levels.

Ragusa, Robert

If, within twenty-four months after or within three months before the closing of a Change of Control (as defined below), the Company or its successor terminates your employment with the Company without Cause (excluding death or disability) or you resign from such employment for Good Reason (a “Qualifying Termination”), then you will instead of the severance benefits set out directly above, receive the following severance benefits from the Company contingent upon you providing the Company with a fully executed and irrevocable Separation and Release Agreement (as referred to above):

1)	a lump-sum severance payment equal to twenty-four (24) months of base salary;

2)	a lump sum payment equal to 200% of your target bonus (assuming achievement of corporate and individual performance factors at 100%) for the then-current fiscal year;

3)	the COBRA Benefit Arrangement with a Covered Period of up to twenty-four (24) months; and

4)

accelerated vesting as to one hundred percent (100%) of the then-unvested portion of all of your outstanding Company or any of its affiliates equity appreciation awards and/or equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria with vesting of any performance-based awards as if all applicable performance criteria were achieved at target levels.

Notwithstanding anything to the contrary in the equity appreciation award and/or equity award agreements, if unvested Company equity appreciation award and/or equity awards are not assumed by an acquirer or the successor entity in a Change in Control or other merger, consolidation or similar transaction involving the Company, your unvested Company equity appreciation award and/or equity awards shall accelerate in full as of immediately prior to the closing of such transaction.

For purposes of this agreement, “Good Reason” means your resignation within thirty (30) days following the end of the Cure Period (as defined below), based on one or more of the following events taking place without your consent: (i) a diminution by the Company in your base salary and target bonus by more than 10%; (ii) a material reduction of your authority, duties, or responsibilities (including reporting responsibilities) relative to your authority, duties, or responsibilities in effect immediately prior to such reduction; (iii) the relocation of your principal work location to a facility or a location more than thirty-five (35) miles from your prior work location; (iv) the Company’s material breach of this agreement or any other employment or compensation-related agreement with you; or (v) the Company’s failure to obtain the assumption of this Agreement by any acquiror or successor entity following a Change of Control. In order for an event to qualify as Good Reason, you must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for Good Reason within sixty (60) days of the initial existence of the grounds for Good Reason and a reasonable cure period of thirty (30) days following the date of written notice (the “Cure Period”), and such grounds must not have been cured during such time.

For purpose of this Agreement, “Cause” means: (i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of your employment with the Company; (ii) the willful and continued failure to substantially perform your material lawful duties for the Company (other than as a result of incapacity due to physical or mental illness or disability); or

Ragusa, Robert

(iii) intentional material breach of any of the Company’s material policies, this Agreement or any agreements you enter with the Company that causes harm to the Company or (iv) your commission of any tortious act, unlawful act or malfeasance that is demonstrably and materially injurious to the Company, monetarily or otherwise; provided that, in the case of clauses (ii) and (iii) above, you receive a written notice from the Company which describes the basis for the Company’s belief that you have engaged in conduct constituting Cause with thirty (30) days to take corrective action.

For purpose of this agreement, “Change of Control” means: (i) a merger or consolidation of the Company with or into any other corporation or other entity or person, (ii) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets, or (iii) any other transaction, including the sale by the Company of new shares of its capital stock or a transfer of existing shares of capital stock of the Company, the result of which is that a third party that is not an affiliate of the Company or Parent (or a group of third parties not affiliated with the Company or Parent) immediately prior to such transaction acquires or holds capital stock of the Company representing a majority of the Company’s outstanding voting power immediately following such transaction; provided that the following events shall not constitute a “Change in Control”: (A) a transaction (other than a sale of all or substantially all of the Company’s assets) in which Parent or its affiliate continues to hold, directly or indirectly, at least a majority of the voting securities in the successor corporation or its parent immediately after the merger or consolidation; (B) a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of the Company’s assets to an affiliate of Parent or the Company; (C) an initial public offering of any of the Company’s securities or a de-SPAC or similar go-public transaction involving the Company; (D) a reincorporation of the Company solely to change its jurisdiction; or (E) a transaction undertaken for the primary purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held the Company’s securities immediately before such transaction. Notwithstanding the foregoing, if a Change in Control would give rise to a payment or settlement event with respect to any Award that constitutes “nonqualified deferred compensation,” the transaction or event constituting the Change in Control must also constitute a “change in control event” (as defined in Treasury Regulation §1.409A-3(i)(5)) in order to give rise to the payment or settlement event for such Award, to the extent required by Section 409A.

To the extent (i) any payments to which you become entitled under this agreement, or any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments will not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the date of your separation from service and (ii) the date of your death following such separation from service; provided, however, that such deferral will be effected only to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax

Ragusa, Robert

for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph will be paid to you or your beneficiary in one lump sum (without interest). To the extent that any provision of this agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment will be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this agreement (or referenced in this agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. No severance or separation payments payable to you until you have a “separation from service” within the meaning of Section 409A.

In the event that the severance and other benefits provided for in this agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code, then your severance and other benefits under this agreement shall be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such severance and other benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance benefits under this agreement, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Any reduction shall be made in the following manner: first a pro-rata reduction of (i) cash payments subject to Section 409A of the Code as deferred compensation and (ii) cash payments not subject to Section 409A of the Code, and second a pro rata cancellation of (i) equity-based compensation subject to Section 409A of the Code as deferred compensation and (ii) equity-based compensation not subject to Section 409A of the Code, with equity all being reduced in reverse order of vesting and equity not subject to treatment under Treasury regulation 1.280G-Q & A 24(c) being reduced before equity that is so subject. Unless the Company and you otherwise agree in writing, any determination required under this paragraph shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this paragraph. The Accountants shall deliver to the Company and you sufficient documentation for you to rely on it for the purpose of filing your tax returns. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this paragraph.

Ragusa, Robert

Your employment is and continues to be at-will, which means it may be terminated at any time by you or the Company with or without notice or cause. By accepting this amended and restated offer of employment you agree that your employment is terminable at-will. Any prior representations to the contrary are hereby superseded by this offer. This at-will employment relationship cannot be changed except by written agreement signed by the sole member of the Company or an officer of the Company authorized by the sole member of the Company. Please also note the terms of your employment including reporting relationships may change based on business needs.

As a Company employee you will be expected to abide by all Company policies and procedures and sign and comply with the Company’s standard form of Employee Invention Assignment and Confidentiality Agreement, which, among other things, prohibits unauthorized use or disclosure of the Company’s proprietary information.

To ensure the timely and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this agreement, your employment, or the termination of your employment, including but not limited to statutory claims, will be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Francisco, California conducted by JAMS, Inc. or its successor (“JAMS”) under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The Arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS’ arbitration fees in excess

Ragusa, Robert

of the amount of court fees that would be required of you if the dispute were decided in a court of law. Nothing in this letter is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

As a Company employee you will be expected to abide by all Company policies and procedures and sign and comply with the Company’s standard form of Employee Invention Assignment and Confidentiality Agreement, which, among other things, prohibits unauthorized use or disclosure of the Company’s proprietary information. This employment offer is also contingent on all of the following: (1) providing identity and proof of your eligibility to work in the United States, (2) signing of the Employee Invention Assignment and Confidentiality Agreement, Arbitration Agreement, Acknowledgement of Ongoing Obligations and any other new hire paperwork on or before your first day of employment, (3) satisfactory results of a background check(s) which the Company may initiate at a later date(s), pursuant to a form of notice and consent that you agree to complete and sign, and (4) prior to or on your first day, provide vaccination status and upload evidence of vaccination status as applicable. The terms of this agreement cannot be changed (except for those changes expressly reserved to the Company’s discretion in this letter) without a written modification signed by you and a duly authorized officer of the Company. The terms herein supersede any other agreements or promises made to you by anyone, whether oral or written, and they are governed by the laws of the state of California without regard to conflicts of laws principles.

If the foregoing accurately reflects our agreement, please so indicate no later than three (3) business days from receipt of this offer letter.

Sincerely,

GRAIL, LLC

/s/ Marissa Song
By: Marissa Song
Title: General Counsel

Ragusa, Robert

Accepted:

/s/ Robert Ragusa	October 15, 2021
Robert Ragusa	Date